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SPRINT CORPORATION
EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
                                                      Quarters Ended                        Year-to-Date
                                                       September 30,                        September 30,
                                          --------------------------------------------------------------------------
(millions, except ratios)                         2004               2003              2004               2003
                                                                 (as restated)                        (as restated)
- --------------------------------------------------------------------------------------------------------------------


Earnings
Loss from continuing operations before
   income taxes                           $   (3,045)       $        (769)     $     (2,295)     $        (610)
Capitalized interest                             (14)                 (17)              (45)               (44)
Net losses in equity method investees              9                   17                32                 45
- --------------------------------------------------------------------------------------------------------------------

Subtotal                                      (3,050)                (769)           (2,308)              (609)
- --------------------------------------------------------------------------------------------------------------------

Fixed charges
   Interest charges                              326                  368             1,020              1,139
   Interest factor of operating rents             90                   93               272                281
- --------------------------------------------------------------------------------------------------------------------

Total fixed charges                              416                  461             1,292              1,420
- --------------------------------------------------------------------------------------------------------------------

Earnings, as adjusted                     $   (2,634)       $        (308)     $     (1,016)     $         811
                                          --------------------------------------------------------------------------

Ratio of earnings to fixed charges                -(1)                 -(2)               -(3)              -(4)
                                          --------------------------------------------------------------------------


(1) Earnings, as adjusted, were inadequate to cover fixed charges by $3.1 billion during the 2004 third quarter.

(2) Earnings, as adjusted, were inadequate to cover fixed charges by $769 million during the 2003 third quarter.

(3) Earnings, as adjusted, were inadequate to cover fixed charges by $2.3 billion in the year-to-date period ended September 30, 2004.

(4) Earnings, as adjusted, were inadequate to cover fixed charges by $609 million in the year-to-date period ended September 30, 2003.

Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.

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